

Mail Stop 3233

August 5, 2016

Via E-mail
Michael Lehrman
Chairman and Chief Executive Officer
Rodin Global Access Property Trust, Inc.
110 E. 59th Street
New York, NY 10022

> **Re:** **Rodin Global Access Property Trust, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted July 19, 2016**
> **CIK No. 0001666244**

Dear Mr. Lehrman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 5 in our letter dated March 16, 2016. Please provide us support for the following features of your share repurchase program: the establishment of the share repurchase price based on a holder's account statement; the restriction of the price based on a public offering price for an ongoing offer; the requirement to submit a repurchase request at least five business days prior to the end of a month; and, your ability to repurchase shares from holders who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request. Also, please revise your disclosure to clarify the availability of withdrawal rights and any deadline to exercise such rights. Finally, we also note a reference to a holding period in your disclosure: please tell us, with a view toward revised disclosure, the basis for imposing

such a period and your legal analysis for waiving such a holding period in certain described circumstances.

2. We note your response to comment 3. We also note that you highlight CCRE's business in the summary and when discussing Cantor's prior experience, however, this disclosure is limited to only a discrete subset of information. Please revise to disclose if CCRE has experienced any material adverse business developments or conditions and to ensure that the information presented about Cantor's past experience and performance is balanced.

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Global Access Property Trust OP Holdings, LLC, page 21

3. We note your response to comment 5. Please provide examples of how an individual stockholder may receive more or less than the 6.0% cumulative, non-compounded annual pre-tax return on their net contributions prior to the commencement of distributions to the holder of the special units.

4. We note your response to comment 6. Please revise your disclosure to clarify if the "6% return on their shares of common stock" is calculated in the same manner as the "6.0% cumulative, non-compounded annual pre-tax return on invested capital."

Management

Executive Officers and Directors, page 78

5. Please provide the disclosure required by Item 401 of Regulation S-K for the executive officers of Cantor Global Property Advisors, LLC.

Management Compensation

Special Units – Rodin Global Access Property Trust OP Holdings, LLC, page 96

6. Please clarify footnote 10 to confirm, if true, that Rodin Global Access Property Trust OP Holdings, LLC will not be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 6% return on their shares of common stock if the advisory agreement is terminated for "cause."

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Kim McManus, Senior Attorney, at (202) 551-3215 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
        Joseph A. Herz, Esq.
        Greenberg Traurig, LLP